Exhibit 99.1

Tiziana Life Sciences to Host KOL Webinar on Foralumab in Non-Active Secondary Progressive Multiple Sclerosis (SPMS)

Webinar to take place on Monday, June 5, 2023 at 12:30 PM ET

NEW YORK, May 25, 2023 -- Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announced it will host a virtual KOL event to discuss the potential of foralumab in non-active secondary progressive multiple sclerosis (na SPMS) on Monday, June 5, 2023 at 12:30 PM ET.

The event will feature Howard Weiner, M.D. (Co-Director of the Ann Romney Center for Neurologic Diseases at Brigham and Women’s Hospital, a founding member of Mass General Brigham Healthcare System), who will discuss anti-inflammatory approaches in treating neurodegenerative disease and will include an update on the ongoing intranasal foralumab Expanded Access Program in non-active secondary progressive multiple sclerosis (naSPMS).

The webinar will focus on foralumab, an intranasal fully human monoclonal antibody targeting the CD3 receptor, and its potential for reducing inflammation by modulating the microglia. Foralumab has a novel mechanism of action that increases production of naïve-like T cells and Tregs, while simultaneously decreasing the production of effector T cells.

A live question and answer session will follow the formal presentations. To register for the event, please follow this link: https://lifescievents.com/event/tiziana/

About Howard Weiner, M.D.

Dr. Weiner is the Robert L. Kroc Professor of Neurology at the Harvard Medical School, Director and Founder of the Partners Multiple Sclerosis Center and Co-Director of the Center for Neurologic Diseases at the Brigham and Women’s Hospital. Dr. Weiner established the Partners Multiple Sclerosis Center at Brigham and Women’s Hospital in 2000 which combines clinical evaluation, MRI imaging and immune monitoring and is the first integrated MS center that brings these disciplines to the individual care of the MS patient. Dr. Weiner has pioneered the use of immunotherapy and the drug cyclophosphamide for the treatment of multiple sclerosis and has investigated immune abnormalities in the disease including the role of the innate immune system and regulatory T cells. He has also pioneered the use of the mucosal immune system for the treatment of autoimmune and other diseases, including ALS, Huntington’s disease, and stroke. Based on his work vaccines are being tested in multiple sclerosis, diabetes, and most recently in Alzheimer’s disease. He is also developing new therapeutic options for Neuromyelitis Optica (NMO). Dr. Weiner is the author of “Curing MS: How Science is Solving the Mystery of Multiple Sclerosis” that chronicles the history of MS, his 30+ years in the research and clinical treatment of MS, and details his “21 point hypothesis” on the etiology and treatment of multiple sclerosis. In 2004 Harvard Medical School honored Dr. Weiner with the establishment of the Howard L. Weiner Professor of Neurology Endowed Chair. Dr. Weiner is the 2007 recipient of the John Dystel Prize for Multiple Sclerosis Research awarded by the American Academy of Neurology and in 2008 received the Betty and David Koetser Memorial Prize as awarded by the Betty and David Koetser Foundation for Brain Research. In 2009, Dr. Weiner was presented the Award for Outstanding Research Achievement, Nature Biotechnology SciCafé, Nature Publications.

About Foralumab

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb), binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been demonstrated in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. Intranasal foralumab Phase 2 trials are expected to start in the third quarter of 2023 in patients with non-active SPMS. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of inflammatory human diseases.1

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

Investors:
Irina Koffler
LifeSci Advisors, LLC
+1 646 970 4681
ikoffler@lifesciadvisors.com